February 9, 2005

Mail Stop 03-06

Marvin H. Fink
Chief Executive Officer
Recom Managed Systems
4705 Laurel Canyon Boulevard, Suite 203
Studio City, California 91607

	Re:	Recom Managed Systems, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed January 26, 2005
		File no. 333-122296

Dear Mr. Fink:

      We have reviewed your amendment and have the following comment.
Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table
1. We note your changes to the fee table footnotes. Your references to "weighted average and other antidilution protective provisions" apparently could refer to transactions that are not considered
"similar" transactions under Rule 416. Therefore, we reissue our previous comment.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Eduardo Aleman at (202) 824-5661 or me at
(202)
824-5697 with any other questions.


							Sincerely,



							Russell Mancuso
							Branch Chief


cc (via facsimile): John M. Woodbury, Jr., Esq.
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Marvin H. Fink
Recom Managed Systems, Inc.
February 9, 2005
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